WholesalePayroll

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Cogent Client Escrow Acct	50.00	150.00
Cogent Operating Account	11,783.14	69.34
Cogent WP-Special Pmt Acct	387,505.00	
Total Bank Accounts	**$399,338.14**	**$219.34**
Accounts Receivable		
Accounts Receivable (A/R)	-5.00	
Total Accounts Receivable	**$ -5.00**	**$0.00**
Other Current Assets		
Legal Fee Retainer	25,000.00	
Prepaid Expenses	20,000.00	0.00
Symmetry Software	48,618.76	
Total Prepaid Expenses	**68,618.76**	**0.00**
Total Other Current Assets	**$93,618.76**	**$0.00**
Total Current Assets	**$492,951.90**	**$219.34**
Fixed Assets		
Fixed Assets		
Employee Computers	2,189.65	2,189.65
RPA Computers	3,782.43	
Total Fixed Assets	**5,972.08**	**2,189.65**
Total Fixed Assets	**$5,972.08**	**$2,189.65**
Other Assets		
Platform Development Costs	2,064,765.66	2,031,702.40
Total Other Assets	**$2,064,765.66**	**$2,031,702.40**
TOTAL ASSETS	**$2,563,689.64**	**$2,034,111.39**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	82,333.47	81,133.47
Total Accounts Payable	**$82,333.47**	**$81,133.47**
Credit Cards		
Capital One 0508	13,159.47	33,073.73

WholesalePayroll

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Total Credit Cards	**$13,159.47**	**$33,073.73**
Other Current Liabilities		
Customer Deposits	25,084.37	27,584.37
Due to Related Parties	0.00	0.00
Ference loan	-6,468.35	
Total Due to Related Parties	**-6,468.35**	**0.00**
Total Other Current Liabilities	**$18,616.02**	**$27,584.37**
Total Current Liabilities	**$114,108.96**	**$141,791.57**
Long-Term Liabilities		
JCM Loan Payable	35,558.99	8,000.00
Total Long-Term Liabilities	**$35,558.99**	**$8,000.00**
Total Liabilities	**$149,667.95**	**$149,791.57**
Equity		
Member's Investment		
Membership Units - A (voting)	1,589,471.69	1,622,269.82
Membership Units - C (SAFE Agmts)	824,550.00	262,050.00
Total Member's Investment	**2,414,021.69**	**1,884,319.82**
Retained Earnings	0.00	0.00
Net Income	0.00	0.00
Total Equity	**$2,414,021.69**	**$1,884,319.82**
TOTAL LIABILITIES AND EQUITY	**$2,563,689.64**	**$2,034,111.39**

WholesalePayroll

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
Total Income		
Cost of Goods Sold		
Dev Ops Contractors	4,875.00	39,530.00
Capitalize Dev Ops Contractors	-4,875.00	-39,530.00
Total Dev Ops Contractors	**0.00**	**0.00**
Integrated Vendors		
Asure PTM		700.00
Symmetry	16,206.24	
zIntegrated Vendors Capitalization	-16,206.24	-700.00
Total Integrated Vendors	**0.00**	**0.00**
Merchant Service Fees	1,110.73	1,513.44
Total Cost of Goods Sold	**$1,110.73**	**$1,513.44**
GROSS PROFIT	**$ -1,110.73**	**$ -1,513.44**
Expenses		
Advertising & Marketing Expenses		5,400.95
Conference/Show Exhibitor		22,249.51
Total Advertising & Marketing Expenses		**27,650.46**
Bank Service Charges		2,987.68
BSA/FINCIN Compliance Expenses		
BSA Consulting		1,912.50
MSB Licensing		811.13
Surety Bonds		1,510.00
Total BSA/FINCIN Compliance Expenses		**4,233.63**
Business Licenses, Registrations & Permits	150.00	405.50
Certifications	345.00	2,240.00
Computer & Internet Expenses		5,092.26
Dues & Subscriptions	901.60	618.95
Insurance Expense		13,675.68
Interest Expense	558.77	
Capital One 5808	4,308.31	3,385.85
Total Interest Expense	**4,867.08**	**3,385.85**
ISO 14001 Certification		2,000.00
Legal Fees		50,172.00
Capital Raise Commissions	28,750.00	
CrowdFunding Expenses		27,201.11
Total Legal Fees	**28,750.00**	**77,373.11**
Meals & Entertainment		281.80
Miscellaneous Expense		-3,811.04
Office Expenses	331.92	826.43

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Payroll Expenses		
Health Benefit		21,655.04
Capitalize Health Benefits		-21,655.04
Total Health Benefit		**0.00**
Payroll Processing Expenses		1,314.22
Payroll Taxes		
Admin/Sales Payroll Taxes		808.14
Capitalize Payroll Taxes		-33,123.75
Development Payroll Taxes		33,123.75
Total Payroll Taxes		**808.14**
Wages		
Capitalize Development Payroll		-442,978.03
Development Team Payroll		442,978.03
Sales & Marketing Payroll		11,017.96
Total Wages		**11,017.96**
Total Payroll Expenses		**13,140.32**
Pen Testing		6,000.00
Postage & Shipping	116.35	1,171.04
Rent Expense	1,200.00	
Sales Team Expenses		120.00
Tech Stack Expenses		
Adobe Inc	1,044.88	1,609.78
Amazon Web Services (AWS)	1,527.20	17,031.65
Atlassian		234.00
Auth0	276.00	276.00
ChatGPT	-6.62	120.00
Clickup	360.37	2,233.87
Coderbyte	2,388.00	
Docker		315.00
Figma	80.00	825.00
Flywheel (deleted)	350.00	
Intercom	255.00	584.64
NPM Software	35.00	77.00
Other Misc Software	892.90	3,351.36
SendGrid	171.20	491.01
SmartLook	180.00	846.93
UIPATH (RPA Platform)	1,320.00	12,416.04
ZOHO Suite (CRM, Sign, Forms etc)	171.39	
zTech Stack Capitalization	-9,045.32	-40,412.28
Total Tech Stack Expenses	**0.00**	**0.00**
Telephone Expense	960.16	822.07

WholesalePayroll

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Travel	634.14	179.35
Total Expenses	**$38,256.25**	**$158,393.09**
NET OPERATING INCOME	$ -39,366.98	$ -159,906.53
Other Income		
Rebate Income	1,362.36	
Total Other Income	**$1,362.36**	**$0.00**
Other Expenses		
Member Equity Allocation	-38,004.62	-159,906.53
Total Other Expenses	**$ -38,004.62**	**$ -159,906.53**
NET OTHER INCOME	$39,366.98	$159,906.53
NET INCOME	$0.00	$0.00